

BPM
BURR PILGER MAYER
600 California Street, Suite 1300, San Francisco, CA 94108
Phone 415.421.5757 **Fax** 415.288.6288 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

January 22, 2014

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raptor Pharmaceutical Corp.
File No. 000-25571

Dear Sir or Madam:

We have read Item 4.01 of the Current Report Form 8-K of Raptor Pharmaceutical Corp. (Report Dated January 15, 2014), and are in agreement with the statements in paragraphs 1, 2 and 3 concerning our Firm. We have no basis to agree or disagree with other statements of the registrant contained in the Current Report on Form 8-K.

Very truly yours,

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.